Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
Subject Company: AirGate PCS, Inc.
Commission File No. 027455



      Set forth below is the transcript of an earnings conference call held by AirGate PCS, Inc. on December 14, 2004.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 1






                                AIRGATE PCS, INC.

                            Moderator: Drew Anderson
                                December 14, 2004
                                   8:00 am CT


Operator:             Good day and welcome to the AirGate PCS conference call.
                      Today's call is being recorded. At this time for opening remarks and introductions I would like to turn the conference over to Ms. Drew Anderson. Please go ahead Ms.
                      Anderson.

Drew Anderson:        Thank you. Statements made in this conference call
                      regarding expected financial results and other planned events should be considered forward-looking statements that are subject to various risks and uncertainties.

                      Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by and information currently available to management.

                      A variety of factors could cause actual results to differ materially from those anticipated. For a detailed discussion of these factors and other cautionary statements please refer to AirGate PCS filings with the Securities and Exchange Commission especially in the Risk Factors Section of AirGate PCS Form 10-K for the fiscal year ended September 30, 2004.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 2

                      In addition today we'll be providing non-GAAP financial measures during this call such as EBITDA, ARPU, and CPGA. These metrics are a supplement to GAAP financial information and should not be considered an alternative to or more meaningful than GAAP financial information.

                      A reconciliation of these non-GAAP financial measurements to the most directly comparable GAAP financial measurement is included as a schedule to our earnings release which has been filed with the SEC on Form 8-K.

                      I would now like to introduce Tom Dougherty, Chief Executive Officer and President of AirGate PCS. Please go ahead sir.

Tom Dougherty:        Good morning and thank you all for joining us.  With me
                      today on the call is Bill Loughman, our Chief Financial
                      Officer, and Roy Hadley, our General Counsel.

                      The purpose of this call is to review financial and operating results reflected in our fourth quarter of fiscal 2004 for the three month period ended September 30, 2004. We issued a news release yesterday evening and each of you should have received a copy of the release and accompanying financial summary.

                      I'll begin our discussion today with some comments about recent events at the company and then turn the call over to Bill who will follow with more detailed information about our fiscal fourth quarter, financial results and operating metrics.

                      Well we've been pretty busy to say the least since we last reported earnings and I think many would agree that our team has accomplished quite a bit.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 3


                      First we had a strong quarter with solid operating results. Second we came to a new agreement with Sprint during September. Third we began our efforts on refinancing some of our debt with a $175 million floating rate note deal that closed after the end of the quarter.

                      And lastly we explored various options to maximize value for our shareholders and came to the conclusion last week that this was best accomplished by teaming up with Alamosa.

                      So moving onto some of the highlights some of our operating results were gross additions were stronger in the quarter -- almost 10,000 higher than in the same quarter last year. Churn was almost 60 basis points lower. And this enabled us to generate 9,296 net adds during the quarter -- our highest level of net adds in almost two years.

                      In terms of revenues, our travel and roaming minutes continue to be strong. Our ratio of inbound to outbound travel and roaming minutes of use increased to 1.35 to 1 this past quarter from 1.33 to 1 in the third fiscal quarter of 2004.

                      As with nearly all the broad Sprint family data continues to be a bright spot. Data usage continued to increase and now represents about $4.30 of subscriber ARPU. We're optimistic that data usage and applications will continue to diffuse into our subscriber base.

                      So another strong quarter of operating results we grew gross additions by nearly 10,000 year over year, netted additions came from minus 4,900 to plus 9,300. We had a strong 1.35 to 1 travel ratio and we continue to increase in data usage and revenues.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 4

                      I'd like to talk now about the Sprint settlement. The Sprint settlement from mid-November we are pleased to come to a new agreement with Sprint that provides some clarity to parts of our business and also leads to a more productive partnership between our companies.

                      For those of you not entirely familiar with some of the key terms of the new agreement here's a quick summary. The voice travel rate has increased to 5.8 cents per minute through 2006. This compares to the prior travel rate of
                      4.1 cents per minute. Since we are a net generator of minutes this increase in the pricing is a benefit to us.

                      The data travel rate has remained constant at .2 of a cent per kilobyte through 2006. While this is unchanged we do see it as a positive as it provides more certainty to our revenues and costs as data usage ramps up.

                      The service bureau fees related to cash costs per user expenses are $7.25 per subscriber per month for this year; $7.00 for 2005 and $6.75 for 2006. As pricing for 2004 is modestly better than what we have been recently experiencing and is at least a small benefit but more importantly it provides certainty to our cost structure for the next few years.

                      As part of the settlement we made a cash payment of $6.8 million to Sprint to settle claims of $18.5 million. The $11.7 million difference between the $18.5 million in claims and our payment of $6.8 million to Sprint is being realized as a benefit to EBITDA during this quarter.

                      With this settlement behind us the management team will now be able to focus more of its efforts on operating and growing the business rather than trying to manage a relationship with Sprint.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 5

                      The floating rate notes - in addition to the settlement with Sprint our management team also began the effort to refinance some of the debt with a $175 million floating rate note at the end of the quarter which we completed in late October after the end of the quarter.

                      The offering was $175 million of first priority senior secured notes. They're due in 2011 and they attract a rate of LIBOR plus 3.75.

                      The proceeds were used to repay $131.2 million in outstanding bank debt, call $1.7 million of 13-1/2% notes, and increase the cash balance by almost $40 million.

                      With the deal we were able to extend the maturity of a significant portion of our debt by two years. And we could relieve the company of all maintenance covenants that we had under our credit facility. And we could maintain the exact same interest rate terms of LIBOR plus 3.75 which we had with our credit facility.

                      With the completion of this deal were able to finally address all of or imminent capital structure - structural issues and again get one more non-operational issue off the management team's plate.

                      As we've shared with you before with our capital structure and many operating issues having been addressed we're now in a better position to focus on growth and creating value.

                      As part of this initiative we're working on four specific areas. Virtually we're revitalizing our distribution network by reformatting some of the older existing stores and relocating some to newer larger stores in premium locations.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 6

                      We're also opening 50 to 75 Sprint branded third party doors -- exclusive doors -- over the next 12 to 18 months. By December 1 we have opened approximately 20 of these stores. Creating an improved and standardized customer experience by adding touch screen services as part of the activation process.

                      Secondly we're focusing on initiatives to reduce churn by continuing to address the credit quality of the subscriber base in selective ways, continuing to improve the quality of our customer care, and targeting higher value subscribers with new contract offers with special retention programs.

                      Thirdly we're accelerating the improvement of our network capabilities. We'll expand our cell sites by 250 to 300 over the next three years. More specifically we expect to build over 100 cell sites by the end of our fiscal year to expand coverage as well as improve existing coverage within our footprint.

                      We'll also evaluate select areas for EBDO and the roll out of high speed data applications. And we're going to achieve capital expenditure savings while accelerating our build out.

                      I'd like to note that we recently signed a new contract with Lucent that will provide attractive pricing as well as the ability for us to accelerate our build out and support high level of minutes of use. This network improvement plan will also support our churn reduction efforts.

                      The last of my four points of our strategy has to do with the introduction of new products. We're looking at ways to more effectively address the sub prime market. And we've anticipated beginning a market trial sometime in the spring.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 7

                      As part of the EBDO rollout we'll be doing a market trial during 2006 of a high speed data product. With a more development network we would anticipate developing a LAN line bypass trial for 2007.

                      These initiatives are off into the future but we see them as potentially important ways of generating shareholder value.

                      Lastly I'd like to make a few comments on our merger deal with Alamosa that was announced last Wednesday. As part of the agreement AirGate shareholders will receive 2.87 Alamosa shares for each AirGate share.

                      In addition AirGate shareholders will have the option to elect cash consideration in place of Alamosa stock up to an aggregate amount of $100 million with the per share cash consideration based on the average closing price of Alamosa stock in the 10 trading days prior to the completion of the transaction multiplied by 2.87.

                      There are a number of conditions to closing the merger. I'll list some of them -- the approval of the shareholders of both AirGate and Alamosa; NASDAQ approval of Alamosa shares to be offered to AirGate; Hart-Scott-Rodino clearance; SEC declaration of the (S4) being effected; the consent of Sprint PCS, no material weakness in AirGate's internal control over financial reporting in its 2004 10-K; legal counsel for both companies must provide an opinion that the merger will be a tax-free reorganization under the tax code; and no breaches of representation, warranties and covenants.

                      It is anticipated that the merger will be completed in the third fiscal quarter of 2005 for AirGate or for those of you on a calendar cycle the second calendar quarter of 2005. All the details of the merger agreement have been filed with the SEC and are available on the EDGAR website.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 8

                      On the issue of the merger with Alamosa I'd like to make a few comments on the rationale. First we believe this first transaction maximizes value for our shareholders. Our shareholders get significantly increased liquidity with a strong Alamosa stock that is more widely traded and followed than that of AirGate. And for those investors looking for a way to cash out up to a $100 million of proceeds can be taken in cash.

                      And in combination with Alamosa we will be better able to achieve the goals that I've outlined here and Alamosa their goals. We believe our investors agreement with this course of action and we believe that the movement of our stock price in the market would underscore that.

                      With all of this said and all of the activities we've had this quarter I'll now turn the call over to our Chief Financial Officer Bill Loughman. Bill?

Bill Loughman:        Thanks Tom.  I'll now go over the highlights of financial
                      results and operating statistics for the quarter ending
                      September 30, 2004. I'll start by discussing our subscriber statistics.

                      We ended the quarter with 384,537 subscribers compared to 359,460 a year ago representing a growth of 7% and 2% sequentially. Of our subscriber base over 35% of 3G Vision users and contribute approximately $4.30 to ARPU and added of course to the entire subscriber base. This compared to approximately 30% penetration of our base in our prior quarter and approximately a $3.80 contribution to ARPU.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 9

                      Data clearly continues to be an especially strong area in our results and we are optimistic that we will continue to increase adoption of Vision services by our subscribers.

                      Gross adds for the quarter were 44,437 versus 34,464 a year ago. The breakout by distribution channel for the quarter is AirGate operated Sprint stores at 43%, our local third party stores at 7%, a B2B with 7%, Radio Shacks with 17%, while other national third parties were 8%; and Sprint and Other were 18%.

                      Our prime credit quality (unintelligible) adds to the percentage of our total growth additions for about 58% for the quarter, versus about 76% a year ago, and about 52% last quarter.

                      As for our subscriber base it stands at about 71% prime which compares to 72% a year ago and 72% in the third fiscal quarter of 2004. Our churn net of (unintelligible) was 2.83% in the fourth quarter versus 3.41% in the quarter year ago, and 2.55 in the third fiscal quarter of 2004. At best we can tell our seasonable up tick in churn was consistent with the other results of our peers.

                      Net additions for the quarter were 9,296 versus a loss of 4,697 a year ago. Moving on I'd like to discuss our revenue in net income. During the quarter AirGate reported total revenues of $91.4 million versus $89.3 million a year ago.

                      As for net income we reported net income of $8.7 million during the quarter versus a loss of $7.8 million a year ago. And EPS is 74 cents per share this quarter versus a loss of $1.45 per share in last year's quarter.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 10

                      Among a variety of factors earnings were impacted by an $11.7 million settlement credit resulting from the resolution of previous disputes with Sprint in connection with the amendment of our management services agreement; seasonally higher travel and roaming volumes; a higher travel rate with Sprint of 5.8 cents per minute compared to 4.1 per minute prior to our renegotiated settlement; and lower interest expense due to our recapitalization.

                      Moving onto revenue of the $91.5 million of total revenues being reported for the quarter $55.6 million was from service revenues, $22.3 million from roaming revenues, and $3.6 million from equipment revenue.

                      As for the average revenue per subscriber -- excluding roaming -- came in at $57.58 compared with $61.22 a year ago. Last year's service revenue included a $1.9 million settlement credit from Sprint related to an adjustment to the calculation of bad debt in a subscriber cash profile. This adjustment accounted for $1.75 of last year's ARPU.

                      Year over year the primary changes to ARPU were from data was up approximately $1.40 offset by MRC which was down approximately 70 cents. Minutes over plan down $1.50. And the ARPU was impacted by the Sprint credit of $1.75. And promotional credits and other reduced by $1.10.

                      Our ratio of inbound MOU traffic to outbound MOU traffic was 1.35 to 1 during this quarter compared to 1.38 to 1 in last year's quarter. The travel rate between AirGate and Sprint and affiliates increased to 5.8 per minute in August - on August 1 from 4.1 cent and during last year's quarter the travel rate was 5.8 per minute the entire quarter.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 11

                      Inbound travel minutes increased approximately 23% year over year. And the percent of inbound MOUs from members of the Sprint family were about 98% in the quarter versus 97% in last year's quarter.

                      (Unintelligible) gross addition CPGA -- excluding hand set upgrades -- was $375 for the quarter compared with $395 in the quarter a year ago. Non-custom acquisition related costs we have realized improvements in some of the following areas year over year. PCPU related to Sprint service bureau improved approximately $8.50 last year to now $7.25 as of August 1 under the settlement with Sprint.

                      Network operations expenses declined by approximately $1.00 per subscriber as we realize more scale through increased MOUs. And bad debt expense declined by approximately $1.00 per subscriber and there were no recapitalization fees in the period versus last year's period. This is partially offset by travel and roaming expenses which were impacted by $1.50 due to increased MOUs off network.

                      EBITDA -- earnings before interest taxes depreciation amortization -- was $28 million for the quarter versus $15.3 a year ago. This quarter's EBITDA was positively impacted by $11.7 million settlement credit resulting from the resolution of previous disputes with Sprint in connection with the amendment of our management services agreements with approximately $750,000 related to (unintelligible) charges.

                      Last year's EBITDA was positively impacted by a $1.9 million settlement credit from Sprint. For the full year 2004 EBITDA was $73.2 million versus $46.8 million in the prior year.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 12

                      I'll touch a few points on the network. Capital expenditures during the quarter totaled $2.3 million compared to $5.7 million in the same quarter last year. For the full fiscal year capital expenditures were $14.1 million versus $16 million in the prior year.

                      During the quarter we turned up 6 additional cell sites to bring the total to 817. And our network usage increased by approximately 2.5% over the third quarter of fiscal 2004.

                      Average MOUs per subscriber were approximately 1,045 minutes during the quarter compared to 1,050 in the prior quarter and about 900 a year ago. And as Tom noted in his earlier comments we've recently signed a new agreement with Lucent that should enable AirGate efficiently expanded its capital as we expand the network.

                      Lastly moving onto the balance sheet, the company ended the quarter with cash and cash equivalents and short term investments of $68.5 million. Subsequent to the end of the quarter we closed a $175 million floating rate deal which increased cash balances by approximately another $40 million.

                      As for our debt balance at the end of the quarter we had a credit facility of $131.2 million. We had the 13-1/2% notes at $1.7 million. And we had 9-3/8 notes at $159 million. As of today we have only two instruments of (unintelligible) $159 million and we have the floating rate note at $175 million.

                      With that I'd like to turn it back over the operator. Operator we are now ready to take questions.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 13

Operator:             Thank you. Today's question and answer session will be
                      conducted electronically. If you'd like to ask a question please press the star key followed by the digit 1 on your touchtone telephone. If you are using a speaker phone please make sure your mute function is turned off to allow your signature to reach our equipment.

                      Once again if you would like to ask a question please press star 1. And we'll pause for just a moment to give everyone an opportunity to signal.

                      We will take our first question from (Pat Dysant) with Credit Suisse First Boston. Please go ahead.

(Pat Dysant):         Good morning.

Tom Dougherty:        Good morning.

(Pat Dysant):         Tom maybe just in the context of all of the
                      scuttlebutt out there as far as Nextel/Sprint, Verizon/Sprint, maybe if you could just talk about the protections that AirGate would have in the context of whether it is Nextel or Verizon.

                      And I guess secondly in the context of that whether the merger of Sprint with any of those partners would change your agreement Alamosa in any way.

Tom Dougherty:        The protection I think you're referring to is
                      the exclusivity that we enjoy in our relationship with Sprint and our exclusivity - our agreement was one of the early ones that Sprint had. I believe ours and one other affiliate has an exclusivity that goes across all of the frequency bands of mobile voice communication. I think that's what you're referring to is it not?

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 14

(Pat Dysant):         Yeah that's right Tom.

Tom Dougherty:        Okay.  It is there and we think it's certainly adequate.
                      Our attorneys think it's there to maintain our exclusivity in our particular territory. As far as how our merger with Alamosa would change it wouldn't change at all regardless of what happens.

                      And frankly all of the talk that has gone on in the press so far is something that - it's just been speculations by everyone as far as I can tell. And neither Sprint nor Nextel has called me and invited me to the negotiations table. So I don't know anymore about it than anyone else does. I read the same papers that you do.

(Pat Dysant):         Okay but I guess the net point would was that you feel
                      that you'd be well protected in context of whether it be Nextel or Verizon.

Tom Dougherty:        That's correct.

(Pat Dysant):         Okay.  Great.  Thanks.

Operator:             We will take our next question from (Rick Prentiss) with
                      Raymond James.

(Rick Prentiss):      Good morning guys.

Tom Dougherty:        Good morning (Rick).

                      (Rick Prentiss): How are you doing?

Tom Dougherty:        Good.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 15

(Rick Prentiss):      Good.  A follow up on - one extra on (Pat)'s question and
                      a couple other ones for you. On the protection in case you wanted to put to Sprint I think yours is a slightly different calculation of the entire business value and then the percent value on top of it because of the (spectrum) position. Could you update us as far as how that calculation works?

Tom Dougherty:        I don't think there is a calculation in this one (Rick).
                      It is simply a commercial value that is established in that we have an exclusivity. I think the only calculation is if we are somehow in violation of the agreement.

(Rick Prentiss):      Okay.

Tom Dougherty:        So we wouldn't be in violation of the agreements.
                      Whoever the acquirer is or, you know, whatever the conflict was would just be solved through a commercial negotiation.

(Rick Prentiss):      Okay. Second thing I think Bill one of the
                      first things that you did when you got there is you guys brought the Virgin product - agreed that Virgin could start selling into your market places. Can you update us a little bit about what you're seeing there? Have you seen that effect the revenue streams yet? Because - was that what back in August maybe?

Bill Loughman:        We didn't really start selling the Virgin
                      product until October but we have seen a significant take rate in that product since we've implemented in our market place.

Tom Dougherty:        (Rick) we just started selling it in our retail
                      stores in the last week or so. Prior to that it was just sold through Virgin's other distribution channels like
                      Best Buy.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 16

(Rick Prentiss):      Okay good.  Yeah that's what I was wondering.  Because
                      before you had not had it in your stores and I was wondering if you were going to put them in. So they now are in as of kind of the...

Tom Dougherty:        About a week ago.

(Rick Prentiss):      Okay.  And then you mentioned the CPGA cost - I think
                      that also includes the retention costs. Can you break out for us how much was retention versus how much was really for gross add on the CPGA side?

Tom Dougherty:        Hold on just a minute.

(Rick Prentiss):      Sure.

Bill Loughman:        Retention was approximately $3,224,000 for the full
                      quarter.

(Rick Prentiss):      Okay and what percent of the base are you retaining in a
                      quarter or having to spend to retain a customer?

Tom Dougherty:        I think we're going to have to get back to you
                      with the detail of that. What we're doing is every quarter we're looking at - particularly the prime customers - the ones who are under contract that are within a few months of having their contract expire or they have expired and they've been operating with a contract for a number of months. And we're targeting them and offering them either a new handset or some sort of attractive proposition perhaps on a service credit.

                      And what we'd like to be able to do is to give you a more accurate picture of that but it is having a significant impact on our voluntary churn rate. I think that Bill has some numbers on that. I just don't have them right here with me.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 17

(Rick Prentiss):      Sure.  Okay.  I'll circle back with you on that.  And then
                      Auction 58 is coming up the end of January. I think you guys had registered to be a bidder. This will be I guess occurring before the close of your merger with Alamosa.
                      What's your thoughts on activity in Auction 58?

Tom Dougherty:        (Rick) if you look carefully at the documents
                      that we have filed already with the Alamosa deal I think the acquisition or frequency would probably not be allowed under the current terms of our agreement.

(Rick Prentiss):      That's what I thought.  I just wasn't sure with Auction
                      starting before then if you could do it beforehand or not.
                      So...

Tom Dougherty:        We will not be able to participate.

(Rick Prentiss):      Right.  And the final question for you guys - just blast
                      these quick ones out. You mentioned the EBDO trial in '06 and possibly for LAN line by-pass in '07 trial. What kind of pricing are you seeing? You mentioned good pricing from Lucent on kind of the core network. Are you seeing any early indications of where EBDO pricing might be at?

Tom Dougherty:        What we have in terms of pricing for EBDO will
                      be related to what Sprint is able to negotiate on this.
                      And it's is not all settled (Rick) and I prefer to give you some information once we have concrete answers.

                      But what we have done is we've talked to Lucent about perhaps providing us with a small amount of equipment for a trial. And we're working out the commercial terms of that. But it probably means that we can operate a trial in a small area without having to put capital at risk.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 18

                      And we're working with Lucent on that. And once we issue a press release about our agreement we'll try to include as much information as we can.

(Rick Prentiss):      Great.  Well good luck guys.

Tom Dougherty:        Well thank you so much.

(Rick Prentiss):      Take care.

Operator:             We'll take our next question from (Phil Cusick) with Bear
                      Stearns.  Please go ahead.

(Phil Cusick):        Good morning guys.

Tom Dougherty:        Good morning (Phil).

(Phil Cusick):        Just wanted to ask a quick question on one, the
                      timing of - any change in your thoughts on the timing of future cell site builds. And second of all if you have an update on the value of your NOL for us, if there was any clarification there.

Tom Dougherty:        Let me take the cell site one. We have an
                      ambitious build plan for this year. But as you might imagine we have been going at a fairly slow rate so we're going to be on the acceleration phase.

                      In our discussions with Alamos about what they have been doing they're also having a good high rate of build. And I think that between the two of us we're going to if anything be accelerating the build of network for AirGate as it goes forward

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 19

                      So I think that we're going to be building at a good aggressive pace going forward. As I said I hope that we finish 100 cell sites by the end of the fiscal year if not more. Bill do you have anything?

Bill Loughman:        Yeah (Phil) regarding the NOL we'll be filing
                      our 10-K later on today. In that will be details of the NOL but approximately - it's over $200 million of NOL. And
                      - but I think it's better off as you look at exactly there's some restrictions in part - using certain of those NOLs. So I think if you look at the 10-K it'll give you the detail you need.

(Phil Cusick):        So of the $290 that you reported a year ago $200 million
                      remains after the IPSC spinout?

Bill Loughman:        Yeah and about $75 to $90 are not subject to limitations.
                      But the $75 to $90 million those details will be in the 10-K.

(Phil Cusick):        That's great.  Thank you.

Operator:             We'll take out next question from (Ethan Schwartz) with
                      CRT Capital Group.  Please go ahead.

(Ethan Schwartz):     Hi.  A couple of questions.  First of all just to make
                      sure I understand the credit from Sprint is the benefit of that reflected in the $28 million EBITDA. In other words should that be deducted for normalized EBITDA?

Bill Loughman:        That reflected in the EBITDA and it should be deducted
                      from normal EBITDA.

(Ethan Schwartz):     Okay.  Second of all back on the issue of the non-compete
                      just to clarify would that be maintained by whomever acquired AirGate if - let's say if AirGate was maintained as a corporate entity as a separate subsidiary. In other words would that still benefit the AirGate territory for the new owners?

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 20

Tom Dougherty:        That is my understanding from our lawyers - that
                      exclusivity would follow to the owner.

(Ethan Schwartz):     Okay and in the negotiations with Alamosa did you on your
                      side specifically discuss the potential value of your better exclusivity agreement. Was that explicitly raised as an element of the value in AirGate?

Tom Dougherty:        When you talk about the values for a company
                      you express all of the attributes that you have. Sort of like when you're thinking about dating somebody you start telling them all of the beauty marks that you've got but I don't know that Alamosa valued us any differently as a result of that.

(Ethan Schwartz):     Well I mean I just got married.  I'd be thrilled to know
                      that my wife had an (unintelligible).

Tom Dougherty:        I believe (unintelligible) on the call having found out
                      (unintelligible) how to dial in this morning. I do apologize for my curtness.

(Ethan Schwartz):     Okay.  All right.  Thanks very much.  Take care.

Tom Dougherty:        Okay.

Operator:             We'll take our next question from (Dennis Liebowitz) with
                      (Unintelligible) Partners. Please go ahead.

(Dennis Liebowitz):   Yes I wanted to ask - although you have
                      exclusivity -- I guess Alamosa doesn't -- are there any arrangements with respect to a buyout of Sprint that

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 21

                      affect you or them or the other affiliates? And what difference would it make under those conditions if it were Verizon who was the buyer as opposed to the current proposal?

Tom Dougherty:        (Dennis) I don't know what the current proposal is.

(Dennis Liebowitz):   Well presuming it's what's in the papers -- Sprint buying
                      Nextel at the ratio that was given.

Tom Dougherty:        Right. You know, I don't know the content of
                      every one of these agreements. And, you know, the exclusivity that we have specifically states that it's for mobile voice, you know, across all frequencies. In the case of the others if their exclusivity is different than that I think there'd be a separate negotiation that would determine how they would be dealt with.

                      But frankly I just have a lot of difficulty dealing with this until there's an offer on the table and we can deal with real numbers and real facts. I just feel like I'm dealing in vapor.

(Dennis Liebowitz):   But there's no specific arrangement or clause
                      with respect to your or the other affiliates' arrangements that say what happens if Sprint -- which actually owns the frequencies -- gets bought?

Tom Dougherty:        No but if - like any two commercial entities
                      we'd sit down and talk about how we're going to resolve it. And I can't believe that any good and fair assessment would come out differently than, you know, a good commercial negotiation.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 22

                      The market place has valued us all at certain level. And if one party or the other wants to own the entity I would think that we'd use the market place as a benchmark.

(Dennis Liebowitz):   Right.  Okay.  Thanks.

Tom Dougherty:        Thank you.

Operator:             We'll take our next question from (Michael Wieder) with
                      Banc of America.  Please go ahead.

(Michael Wieder):     Hey Tom I'm just wondering can you shed any light
                      -- I don't know if you guys have to this point -- but shed any light as to your thinking - the parameters you guy used in arriving at the conclusion that the offer from Alamosa was, you know, 2.87 shares it made sense, at 2.8 shares it didn't. Just thinking broadly about where they're valued, where you're valued. Just what some of the background thinking was on the deal?

Tom Dougherty:        I really can't talk about the whole negotiation
                      and what alternatives we explored. But our board evaluated the offers that were available and came to the conclusion that 2.87 shares of Alamosa stock was in the best interest of our shareholders.

(Michael Wieder):     And then back to the agreement or the nature of
                      your agreement - the actual (unintelligible) that you have I don't know whether the focus is more on a bit on the defensive side but on a more offensive side if you will.

                      If you've got exclusivity across all frequencies on all wireless mobility is that going to preclude a Verizon if it acquires Sprint from continuing to compete against you?

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 23

Tom Dougherty:        One of the two of us would probably find
                      ourselves trying to establish the opportunity to serve these customers in the Carolinas and Georgia. And I think that commercially we would figure out who's going to do that.

(Michael Wieder):     Okay.  Thank you.

Operator:             We will take our next question from (Steve Renerie) with
                      (Ramius) Capital Group.  Please go ahead.

(Steve Renerie):      Hi.  Good morning.  Just a follow up at the risk of
                      beating a dead horse...

Tom Dougherty:        This horse is pretty dead.

(Steve Renerie):      It's dead but...

Tom Dougherty:        He's starting to smell here.

(Steve Renerie):      We're going to beat it one more time. Just - on
                      timing - just to make sure it's perfectly clear. I think some of the reasons that you're getting so many questions on this is because nobody's really come right out and said this. But when a theoretic merger of Sprint with anyone else closes, on day one they will - if no commercial arrangements are agreed in advance be violating the agreement they have with you. Is that right.

Tom Dougherty:        That's my understanding.

(Steve Renerie):      Okay.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 24

Tom Dougherty:        So therefore do you think that the deal would close before they came out with some sort of commercial arrangement?

(Steve Renerie):      Unlikely but, you know, I'd like to know, you know, going
                      in your, you know, posture with regard to the question.

Tom Dougherty:        I think that we have an exclusive right to
                      operate and to provide wireless voice services in our territory. And I would continue to exercise that right.
                      And if there is some way that this is going to be conflicted we'd deal with it head on.

(Steve Renerie):      And, you know, I think one of the other points which maybe you could address at some point if not right now as the process goes along and in the proxy statement is sort of the idea that since you have this - I mean, now very valuable contractual position that other players like
                      Alamosa don't have, you know...

Tom Dougherty:        Well they have an exclusivity as well. Now
                      let's not say they don't have any exclusivity. Their exclusivity is just defined differently than ours. All of us have an exclusivity.

(Steve Renerie):      Agreed. But, you know, clearly I guess the point
                      is if there's a more valuable exclusivity for us we have to accept the fact that if we're going to do the merger that we're diluting that, you know, and sharing it with the Alamosa shareholders.

                      And I just think that's something that everybody should know with eyes wide open. And I'd just be interested in hearing about that at some point.

                      And other than that I fully support everything you guys are doing. And I thank you for it.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 25

Tom Dougherty:        Well thank you. We are - look, I don't mean to
                      be - sound at all evasive about this. It's just when we have - we're trying to identify a posture based on what is being said in a newspaper. I just find that very difficult to answer and be frank with you guys. So it has nothing to do with anything except let's get the real issue on the table once the real issue surfaces and then we'll deal with it.

(Steve Renerie):      Great.  I'll look forward to it.  Thank you guys.

Tom Dougherty:        Thanks.

Operator:             We will take a follow up question from (Rick Prentiss)
                      with Raymond James.  Please go ahead.

Tom Dougherty:        (Rick) you're not going to beat that horse again are you?

(Rick Prentiss):      That horse is dead.

Tom Dougherty:        Thank you.  Thank you.

(Rick Prentiss):      Let's talk about some real issues.

Tom Dougherty:        Good.  Thank you.

(Rick Prentiss):      You guys signed a new agreement with Sprint.
                      You've got the lower back office costs. Tom you guys have been one of the leading ones pressing for Sprint to improve and reduce the cost of customer service. Have you noticed any improvement so far in customer care that Sprint is providing on the back office and billing side yet?

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 26

Tom Dougherty:        Well I think that it's not a clear yes or no
                      with this. There - when you go through a customer care change out like this there are many different ways that you can manage the process to make things happen and there's indicators along the way.

                      The final test is when you get things like the JD Powers survey that actually goes out and evaluates how customers perceive it. Now there's plenty of small indicators that, you know, calls are being answered more quickly, there's more resolution of, you know, one call and it's done.

                      There's plenty of little incremental improvements that are being seen. But in the totality - that is from the customer's point of view what he perceives as being a better customer care I don't believe that we've moved the needle very much there.

                      So lots of building blocks being established, lots of improvement we hope being made, but the final real acid test I think that when we see survey after survey and there's improvement made there that's when I'll say that there's some real improvement being made.

                      But since you bring up the customer care you should know that part of our agreement with Sprint is that if there is no improvement made by the period of January through July of 2006 we did reserve the right to go off and establish our own customer care to execute at a higher standard than in the even that they fail in improving their customer care. I'm here cheering for them. I don't want to exercise that option.

(Rick Prentiss):      Right.  But just in case.  I know you've made that - and
                      obviously for customer care, churn, the whole interrelation there you want to make sure that improvements actually are real.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 27

Tom Dougherty:        That's correct.

(Rick Prentiss):      Or it's just anecdotal.

Tom Dougherty:        That is absolutely correct. And what we're
                      looking for here is - we see the building blocks being done but, you know, when it's all moved along and we're getting that high quality customer care and our customers are experiencing and feeling better about us that's when we'll be happy to say we're not going to exercise that option.

(Rick Prentiss):      Okay. One other question for you - operational
                      question instead of a dead horse question. Metro PCS is in the Atlanta area. Leap is out of bankruptcy now and looking to come into other areas. Have you seen them in your market place and what do you think of that kind of product offering?

Tom Dougherty:        Metro PCS does not operate in our territory.
                      Leap did for a short period of time operate in Hickory, North Carolina, but they subsequently folded. So we don't have Metro PCS or (unintelligible) in our territory today.

(Rick Prentiss):      What do you think about that type offering plan?  You guys have- it seems that your minutes of use on the Sprint plans have kind of maybe plateaued out here. I think Bill mentioned that the minutes of use have stabilized 1,045 versus 1,050 minutes. What do you think about those type unlimited plans, without roaming...

Tom Dougherty:        I'll tell you that I think that that has a
                      great deal of merit for the sub prime category in offering a product that may do just what somebody wants for sub prime and for, you know, local use only. And we're certainly going to take a long hard look at what something like that might do as a complement to our existing Sprint offerings.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 28

                      However I think that some of the things you should probably recognize is that the number of minutes of use that we have are close enough to what a Metro PCS product like - might offer. I'm not sure it's all that much of a difference. We have one quarter here where it's pretty much plateaued.

                      But I think that the growth in our minutes of use for our Sprint customers continues to go up. And when you're at 1,050 and a Metro PCS customer is at 1,600 I'm not so sure there's all that much difference in terms of network stress.

(Rick Prentiss):      Right.  Right.  It really becomes of a question of
                      acquisition costs and controlling a sub prime customer.

Tom Dougherty:        It's more than anything being able to keep your
                      costs for both the - servicing the customer and acquiring the customer at a level that you can make a decent margin.

                      And that frankly Metro PCS seems to have done quite a good job on that. And I think studying their model and understanding how they've made a success of it is a lesson that all of us could learn.

(Rick Prentiss):      Great.  Well good luck with the operations.

Tom Dougherty:        Thank you very much sir.

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 29

Operator:             Once again if you would like to ask a question please
                      press star 1 at this time. We will go next to (Sam Savall) with (Quattro) Global Capital. Please go ahead.

Man: Yes. Hi. It's (unintelligible) for (Sam Savall). I was wondering if you might be able to talk about what the circumstances are under which Sprint might be permitted to withhold consents after your merger.
                      I know that you mentioned that as a condition. I was wondering under what circumstances might (unintelligible) be permitted to withhold that concern.

Tom Dougherty:        I think the words are not be unreasonably
                      withheld. So there's every precedent that I know of - every acquisition that has been brought to Sprint they've approved. So I can't imagine what the circumstances would be with two affiliates in good standing both of us in good financial condition and both of us with a renegotiated
                      Sprint agreement.

                      I don't want to speak for Sprint but I can't believe that they will withhold it for any reason and certainly they are not going unreasonable withhold it.

Man:                  Great.  Thank you.

Tom Dougherty:        Sure.  Operator can we make this the last question please?

Operator:             And gentlemen at this time there are no additional
                      questions. Mr. Dougherty I'll turn the call back over to you sir.

Tom Dougherty:        Thank you very much. I'd like to just thank
                      everybody for being here this morning. We've had a very

        AIRGATE PCS, INC.
Moderator:  Drew Anderson
      12-14-04/8:00 am CT
     Confirmation #931645
                  Page 30

                      eventful year at AirGate. And we look forward to reporting more growth and both in terms of revenue and in earnings in the very near future and we'll look forward to talking to you in February. Thanks very much.

Operator:             This will conclude today's conference call.  We do thank
                      you for your participation and you may disconnect at this time.


                                       END

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"), including future financial and operating results; (2) statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint's national service plans or fee structure with Alamosa or AirGate; (9) change in population; (10) difficulties in network construction;
(11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa and AirGate filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303,
Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding AirGate's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.